Exhibit 2

Works Council response to request

Date of request	December 9, 2019
Type of request:	Request for Advice
proposal/notification/consent
Subject	Proposed decision appointment of director
Requester	Russel G. Greig, Chairman, non-executive Director Merus N.V.
Response deadline	December 13, 2019
Actual response date	December 13, 2019

Dear Dr. Greig,

During an extraordinary Works Council Meeting on December 9, Ton Logtenberg notified the Works Council about his decision to step down as Board member, President, CEO and PFO of Merus as of January 1, 2020. He also informed us about his proposed successor Sven (Bill) Lundberg, a member of the Merus Board of Directors and its Research and Development Committee, in whom Ton portrayed great confidence.

The Works Council has reviewed Dr. Lundberg’s background and has consulted with several members of the Merus Management Team who have worked with Dr. Lundberg over the past year. In addition, a telephone interview with Dr. Lundberg was conducted on December 12th, during which Dr. Lundberg enthusiastically elaborated on his background, his views on Merus’ achievements and future and readily answered all questions from the Works Council members.

The Works Council discussed the request for advice on for the appointment of Dr. Lundberg on December 12, 2019. Despite the fact that the Works Council most sincerely regrets the fact that Ton Logtenberg will leave the company, especially on such short notice, we also believe that Dr. Lundberg will continue to build on Merus’ research and clinical programs and the company as a whole, in order to achieve the Merus’ long standing company goals. We have therefore decided to issue a positive recommendation for the appointment of Sven (Bill) Lundberg as President, CEO and PFO of Merus, effective on January 1, 2020.

Kind regards,

Linda Kaldenberg

On behalf of the Works Council:

Linda Kaldenberg: Chairman of the Works Council

Ron Schackmann: Secretary of the Works Council

Marko Tijsen: Works Council member

Steef Engels: Works Council member

Anastasia Vliet: Works Council member

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